Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                     [LOGO]
                                                   SECURIAN





March 16, 2009

Securities and Exchange Commission    Sent VIA UPS Overnight
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549-4644
Attn:  Ellen Sazzman
     Senior Counsel

RE:     Post-Effective Amendment pursuant to Rule 485(a)
Variable Annuity Account
File Numbers:   333-91784, 333-140230, 333-111067 and 333-136242

Dear Ms. Sazzman:

As discussed March 13, 2009, in our telephone call, thank you for agreeing to consider this additional item.

Please find enclosed prospectuses hand-marked to show changes from our last package sent to you on February 27, 2009. No other change has been made. Each change is flagged and the page number is listed below:
     333-91784     MOA Advisor (pp. 21, 53, 58, 65, 72)
     333-140230     MOA Extra (pp. 22, 53, 58, 64, 71)
     333-111067     Waddell & Reed Annuity (pp. 46, 48, 50, 53, 55, 59, 62,
66)
     333-136242     MOA Legend (pp. 19, 51, 56, 62, 69)

Items 333-91784, 333-140230 and 333-136242 all contain identical changes. They remove the Growth focused portfolio strategy and the Growth ETF Asset Allocation portfolio. The changes to 333-111067 are slightly different because it has different requirements; however, it is accomplishing the same result (i.e., removal of the moderately aggressive growth portfolio from the living benefit options).

The prospectuses have been hand-marked to show these changes. You may discard the marked copies sent to you on February 27, 2009.

Should you have any questions, please give me a call at 651-665-3708.

Sincerely,

/s/ Michael P. Boyle

Michael P. Boyle
Senior Counsel

Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including
Minnesota Life Insurance Company, Advantus Capital Management,
Securian Financial Services and Securian Trust Company.